ZION OIL & GAS, INC.
6510 Abrams Rd., Suite 300
Dallas, Texas  75231

September 15, 2009

VIA EDGAR

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C.  20549-4628

Re:	Zion Oil & Gas, Inc.
Form S-3 Filed on July 29, 2009
File Number 333-160871

Dear Ms. Parker:

This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated August 20, 2009 (the “Comments”), relating to the above referenced registration statement on Form S-3 (the “Registration Statement”) filed by Zion Oil & Gas, Inc. (“Zion”). We also refer to the series of conversations between Mr. Norman Gholson and our attorney, David Aboudi.

At the outset, we appreciate the SEC affording to Zion the opportunity to amend the Registration Statement to increase the proposed aggregate maximum offering amount to $18 million (from $10 million) and to correspondingly increase the number of shares of Zion’s common stock, par value $0.01 per share (the “Common Stock”) to be registered to 3,600,000 shares (from 2,000,000 shares of Common Stock). The balance of the required filing fee has been wired to the SEC account. Amendment No. 1 to the Registration Statement on Form S-3 (the “Amended S-3”) was filed on September 14, 2009.

In connection with the filing of the Amended S-3, Zion is setting forth below the responses to the Comments received from your office.

Response to Comments

Form S-3 Filed July 29, 2009

1. Please explain your basis for using Form S-3 to register the subject offering. In order to rely on General Instruction I.B.4(a)(1), the subscription rights to purchase the shares of your common stock must be currently outstanding. If there is another provision of Form S-3 that you believe allows you to utilize this registration form, please advise. Otherwise, we believe your transaction should be re-filed on an appropriate form such as Form S-1.

Response

 Zion is relying on General Instruction I.B.1 to register the subject offering. On July 29, 2009, the date of the filing of the Registration Statement, Zion had outstanding 15,059,253 shares of Common Stock. Of the shares then outstanding, non-affiliate holdings represented 13,317,990 shares of Common Stock. The average of the bid and ask price  for a  share on such date on Zion’s principal exchange was $10.16, resulting in an aggregate market value of common equity held by non-affiliates on such date in excess of $135 million. Accordingly, based on the above, Zion believes that it was qualified to rely on General Instruction I.B.1 in filing the Registration Statement on Form S-3 on July 29, 2009 and the filing of the Amended S-3.

2. Please provide signatures from your principal financial officer, and your controller or principal accounting officer, as well as your principal executive officer.

Response

The requested signatures will be provided in the amendment to the Registration Statement.

We trust that the above responds to all of your comments. The Amended S-3 does not include a specific record date and termination date, pending completion by the SEC of its review of the Amended S-3. Once Zion has received the requisite clearance from the SEC, the record and termination date can be included in the statutory prospectus. The Company anticipates that the initial termination date will be approximately 30 days following the commencement of the offering, subject to the Company’s right to extend the subscription period.

Please do not hesitate to contact our attorney, David Aboudi, in connection with any of the above.

Sincerely,

/s/ Richard J. Rinberg

Richard J. Rinberg